Via Facsimile and U.S. Mail
Mail Stop 4561

June 22, 2007

Mr. Gregory S. Daily
Chief Executive Officer
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

   Re: iPayment, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 8, 2007
     Form 10-Q for the nine month period ended March 31, 2007
     Filed May 14, 2007
     File No. 0-50280

Dear Mr. Daily:

   We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Kevin Woody
           Branch Chief